

Mail Stop 3720

January 26, 2018

Gary E. Kramer
Chief Financial Officer
Barrett Business Services, Inc.
8100 N.E. Parkway Drive
Suite 200
Vancouver, WA 98662

> **Re:** **Barrett Business Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 8, 2017**
> **File No. 000-21886**

Dear Mr. Kramer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications